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Family-friendlyWomen-ledEmployee-owned
Wicked BOLD

chocolate company

3347 Long Prairie Road
Flower Mound, TX 75022
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Wicked BOLD previously received $331,000 of investment through Mainvest.
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THE PITCH
Wicked BOLD is seeking investment to scale with Walmart.
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Mainvest community: My name is Deric Cahill and I'm the founder of Wicked BOLD Chocolate. Since launching Wicked BOLD Chocolate nearly 4 years ago our product & concept have evolved but our mission has remained constant:

Build a strong company that prioritizes ingredient transparency.

Create really good food.

Make that good food affordable & accessible.

In order to capitalize on this growing segment of affordable & healthy snacks we've had to operate at a loss that has been financed primarily through personal investment & revenue based debt notes issued through Mainvest but we are finally seeing all of our hard-work and sacrifice come to fruition.

Equipped with nearly 15 years of sales and leadership experience, I have operated Wicked BOLD with a corporate-like structure paying close attention to our costs, pipeline and meticulously building a strong brand and image.

Building a startup from the ground up is a treacherous and extremely risky undertaking but I believe in our mission and I believe in myself to execute against our strategy, much of that strategy will be outlined and described throughout our offering page.

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IN JUNE 2023 WICKED BOLD IS FEATURED ON THE FRONT PAGE OF THE DALLAS MORNING NEWSPAPER
WICKED BOLD STORY - FROM THE FOUNDERS

Our Wicked BOLD Story

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SEPTEMBER 2019

After 4 months of testing, My wife & I complete our first "perfect" batch of chocolate.

OCTOBER 2019

We purchased our first booth space at an Irving, TX city-sponsored event and sold out. Earning a whopping $200.

JANUARY 2020

We became an approved vendor at the Dallas Farmers Market, our regions largest farmers market.

APRIL 2020

In the midst of covid, we entered our first commercial kitchen -- leasing a space from a local coffee shop to use when they were closed.

NOVEMBER 2020

Brooklynn pushes Deric to lease their own space as larger grocery opportunities begin feeling more realistic

MAY 2021

Deric's blended business/personal TikTok account @BOLDFAM goes viral and Wicked BOLD sees a revenue spike of $25,000 in a 30 day span.

JUNE 2021

Wicked BOLD ribbon cutting in Flower Mound, TX. We originally leveraged the front of the location as a small vegan restaurant to generate revenue while we built the chocolate business in the back.

FEBRUARY 2022

Rising costs on the restaurant business force us to close the doors and focus entirely on chocolate production.

MARCH 2022

Deric begins hosting live chocolate making sessions on TikTok seeing an average audience of 80,000 live viewers per session.

JUNE 2022

Wicked BOLD is officially launched in 14 Whole Foods Stores

JULY 2022

Deric meets with Walmart buyers and gets a "yes" on the spot to launch 1 sku, Sea Salt, in 100 stores starting April 2023.

AUGUST 2022

Walmart reaches out to bring in 3 sku's - Sea Salt, Hazelnut & Cayenne

DECEMBER 2022

Walmart offers Wicked BOLD an 800 store launch for April 2023.

APRIL 2023

Launches Wicked BOLD Chocolate into Walmart with 850 stores

JULY 2023

Wicked BOLD expands into 1,200 Walmart locations

TRACTION & VALIDATION

We have built a proven and viable business with our grit, determination and support from our Mainvest community. As we prepare to level up, this funding round puts us in a position to advance to the next level.

Executing in over 1,200 Walmart locations nationwide
Strong traction with room for expansion in our 14 Whole Foods locations
Beat our 2023 FY Forecast in June 2023
PRESS
Wicked Bold chocolate's big break into Walmart was a dream, then things really got hard

FLOWER MOUND — The automatic doors parted as father and son walked into the Walmart in Lewisville, blending in with shoppers on their way to pick up a new...

Vegan Chocolate Made Right in Flower Mound!

We learn about Wicked Bold, a small business hand-making vegan chocolate right in Flower Mound! MORE: WickedBold.com

Local company's vegan chocolates picked up by Whole Foods - Cross Timbers Gazette | Southern Denton County | Flower Mound | News

Wicked BOLD vegan chocolates are now being sold in all 14 North Texas Whole Foods stores, the local family-owned company's biggest partnership yet. Husband-and-wife entrepreneurs Deric and Brooklynn Cahill launched the vegan chocolate brand a few years ago and have grown the business since. They experienced a huge boom in business thanks to some viral [...]

Wicked BOLD recommended by the Food Empowerment Project

A list of companies that make vegan products containing chocolate and if they source their chocolate from areas where the worst forms of child labor and/or slavery are the most prevalent.

OUR OFFERINGS

We offer premium chocolate without the premium price tag and firmly believe that good food should be affordable. We offer four varieties in vibrant packaging - Classic, Sea Salt, Cayenne & Hazelnut with several exciting products in the pipeline for future release.

Leveraging online as new product incubators
Product Market Fit has been tested and proven at Whole Foods
Extremely competitive price point at $3.99 MSRP
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JULY 2023 REVISED REVENUE FORECAST

After an explosive launch with Walmart and additional retail partners in our sales pipeline, we are making a positive revision to our revenue forecast as our YTD revenues have already exceed original forecasts.

2023: $850,000
2024: $1,900,000
2025: $3,500,000
JANUARY 2023 REVENUE FORECAST

ORIGINAL JANUARY FORECAST We have modeled out a 3 year revenue projection with the first 2 years based entirely on current pipeline and the 3rd year including expected growth that has not yet been cultivated.

2023 FY Revenues: $375,000
2024 FY Revenues: $545,000
2025 FY Revenues: $800,000
INTENDED USE OF FUNDS

We currently have over $100,000 of finished product on hand, and this fundraise will go toward investment in innovation & marketing while we prepare for a formal Series A funding round. Any funds beyond the minimum will go to increase velocity and support per store sales of our product that will influence not only Walmart expansion, but encourage other major retailers to carry our high quality chocolate products.

Recover from an unsavory business relationship
Marketing investments to increase per store sales
Launch our innovative new snack packs
Order Online
THE TEAM
Deric Cahill
Co-Founder

Deric is a husband, father, sales leader & serial entrepreneur. Most recently, he has served as the Vice President of Sales for a global technology company and as a senior consultant advising startups and mid-sized organization as it pertains to their sales strategy.

Deric has a strong passion for helping people realize their potential and he strongly believes that action is the greatest equalizer.

Brooklynn Cahill
Co-Founder

Brooklynn brings the passion for health & wellness to Wicked BOLD. Her commitment to transparent foods & sustainable ingredients is the differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn and her commitment to building an environment of growth.

REDEFINING CHOCOLATE
Updates

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Scaling to Meet Demand $93,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$289,000	$578,000	$1,011,500	$1,416,100	$1,840,930
Cost of Goods Sold	$115,600	$225,000	$400,000	$620,000	$850,000
Gross Profit	$173,400	$353,000	$611,500	$796,100	$990,930

EXPENSES

Rent	$21,996	$45,000	$45,000	$45,000	$45,000
Utilities	$4,680	$4,797	$4,916	$5,038	$5,163
Salaries	$120,000	$250,000	$380,000	$480,000	$600,000
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Repairs & Maintenance	$500	$512	$524	$537	$550
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$21,624	$47,976	$176,228	$260,573	$335,143

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Investment Round Status
Target Raise $100,000
Maximum Raise $370,500
Amount Invested $0
Investors 0
Investment Round Ends June 27th, 2023
Summary of Terms
Legal Business Name Wicked BOLD LLC
Minimum Investment Amount $100
Description of Securities

The intent of this term sheet ("Term Sheet") is to describe certain key terms of an equity investment in Wicked Bold LLC. This Term Sheet is not intended to be a binding agreement between the potential investor and the Company. For a complete description, investors should review the Form C and CrowdSAFE.

Key Terms:

CrowdSAFEs Available in Offering - 200,000
Price Per CrowdSAFE - $1.00
Minimum investment amount - $100 (100 CrowdSAFEs)
Target Offering Amount - $100,000
Maximum Offering Amount - $200,000

The Company is offering to Investors an opportunity to purchase CrowdSAFEs in the Company. The minimum investment amount per Investor is $100.00 or 100 CrowdSAFE

Financial Condition
Financial liquidity

Wicked BOLD has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Wicked BOLD expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted Milestones

We have modeled out a 3 year revenue projection with the Irst 2 years based entirely on current pipeline and the 3rd year including expected growth that has not yet been cultivated. 2023 FY Revenues: $375,000 2024 FY Revenues: $545,000 2025 FY Revenues: $800,000

Traction & Validation

We are launching our first ever equity opportunity to claim a future stake in our rapidly growing chocolate company! Launching 800 Walmart stores in April Strong traction in our 14 Dallas Whole Foods locations Negotiations with a large grocery chain for a national roll out EOY 2023

Risk Factors

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Investing in the Company is not like that at all. The ability of the investment in Wicked BOLD to generate the return you expect, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Wicked BOLD operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wicked BOLD competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wicked BOLD's core business or the inability to compete successfully against the with other competitors could negatively affect Wicked BOLD's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Wicked BOLD's management or vote on and/or influence any managerial decisions regarding Wicked BOLD. Furthermore, if the founders or other key personnel of Wicked BOLD were to leave Wicked BOLD or become unable to work, Wicked BOLD (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wicked BOLD and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wicked BOLD is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Wicked BOLD might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wicked BOLD is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT WICKED BOLD

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wicked BOLD's financial performance or ability to continue to operate. In the event Wicked BOLD ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The securities will not be registered with the SEC or the securities regulator of any State. Hence, neither Wicked BOLD nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Wicked BOLD will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wicked BOLD is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Wicked BOLD will carry some insurance, Wicked BOLD may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wicked BOLD could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wicked BOLD's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Wicked BOLD's management will coincide: you both want Wicked BOLD to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wicked BOLD to act conservative, while Wicked BOLD might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Wicked BOLD needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wicked BOLD or management), which is responsible for monitoring Wicked BOLD's compliance with the law. Wicked BOLD will not be required to implement these and other investor protections.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Risks Related to the Securities

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

INVESTORS WILL NOT BECOME EQUITY HOLDERS UNTIL THE COMPANY DECIDES TO CONVERT THE SECURITIES INTO EQUITY

Investors will not become equity holders until the company decides to convert the securities into equity CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets. Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering ("IPO") or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

INVESTORS WILL NOT BE ENTITLED TO ANY INSPECTION OR INFORMATION RIGHTS OTHER THAN THOSE REQUIRED BY REGULATION CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information - there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

INVESTORS WILL BE UNABLE TO DECLARE THE SECURITY IN "DEFAULT" AND DEMAND REPAYMENT.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

THE COMPANY MAY NEVER ELECT TO CONVERT THE SECURITIES OR UNDERGO A LIQUIDITY EVENT

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

COMPANY EQUITY SECURITIES WILL BE SUBJECT TO DILUTION

The equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

EQUITY SECURITIES ISSUED UPON CONVERSION OF COMPANY SAFE SECURITIES MAY BE SUBSTANTIALLY DIFFERENT FROM OTHER EQUITY SECURITIES OFFERED OR ISSUED AT THE TIME OF CONVERSION.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

THERE IS NO PRESENT MARKET FOR THE SECURITIES AND WE HAVE ARBITRARILY SET THE PRICE.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

IN A DISSOLUTION OR BANKRUPTCY OF THE COMPANY, INVESTORS WILL NOT BE TREATED AS PRIORITY DEBT HOLDERS AND THEREFORE ARE UNLIKELY TO RECOVER ANY ASSETS IN THE EVENT OF A BANKRUPTCY OR DISSOLUTION EVENT.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled. In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

THERE IS NO GUARANTEE OF RETURN ON YOUR INVESTMENT IN THIS OFFERING.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Wicked BOLD isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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